UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2026

Eliyahu Zamir
Chief Executive Officer
Nexera Technologies Ltd
7 Mezada Street
Bnei Brak, 5126112, Israel

Re: Nexera Technologies Ltd
Registration Statement on Form F-1
Filed Jun 29, 2026
File No. 333-297121

Dear Eliyahu Zamir:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Angela Gomes, Esq.